Exhibit 99.2

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and between

NEBIUS GROUP N.V.

and

THE INVESTOR AS SET FORTH HEREIN

December 2, 2024

Page

1.	Definitions		1
2.	Purchase of Class A Shares		4
	2.1	Purchase of Class A Shares	4
	2.2	Closing	5
	2.3	Company Deliverables	5
	2.4	Investor Deliverables	6
3.	Representations and Warranties of the Company		6
	3.1	Organization and Power	6
	3.2	Authorization	6
	3.3	Valid Issuance and Transfer	7
	3.4	Capitalization	7
	3.5	No Conflict	7
	3.6	Consents	7
	3.7	SEC Reports; Financial Statements.	8
	3.8	Litigation	8
	3.9	Title to Properties	9
	3.10	Intellectual Property	9
	3.11	No Undisclosed Relationships	9
	3.12	Permits	9
	3.13	No Labor Disputes	9
	3.14	Environmental Compliance	9
	3.15	Taxes	10
	3.16	Insurance	10
	3.17	No Unlawful Payments	10
	3.18	Compliance with Anti-Money Laundering Laws	10
	3.19	No Conflicts with Sanctions Laws	11
	3.20	Export Control Laws.	11
	3.21	No Integration	11
	3.22	General Solicitation; No Integration or Aggregation	12
	3.23	Absence of Certain Changes	12
	3.24	No Defaults	12
	3.25	Nasdaq	12
	3.26	Private Placement	12

-i-

(continued)

Page

	3.27	Disclosure Controls	12
	3.28	Accounting Controls	13
	3.29	Investment Company	13
	3.30	Shell Company Status	13
	3.31	MNPI	13
	3.32	Disclosures.	13
	3.33	Manipulation of Price	13
	3.34	FPI	14
	3.35	No Immunity	14
	3.36	Auditor Independence	14
	3.37	PFIC and CFC.	14
	3.38	No Other Representations and Warranties	14
4.	Representations and Warranties of the Investor		14
	4.1	Organization	14
	4.2	Authorization	15
	4.3	No Conflict	15
	4.4	Consents	15
	4.5	Brokers	15
	4.6	Purchase Entirely for Own Account	15
	4.7	Information	16
	4.8	Investment Representations and Warranties	16
	4.9	Sufficient Funds	16
	4.10	Placement Agent	16
	4.11	Placement Agent Relationships	17
5.	Covenants.		17
	5.1	Confidentiality	17
	5.2	Nasdaq Matters	17
	5.3	Securities Act Compliance	17
	5.4	Indemnification.	17
	5.5	Legends; Removal of Legend:	18
	5.6	Pre-Closing Conduct	19
	5.7	Filings	19

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(continued)

Page

6.	Conditions Precedent.		20
	6.1	Mutual Conditions of Closing	20
	6.2	Conditions to the Obligation of the Investor to Consummate the Closing	20
	6.3	Conditions to the Obligation of the Company to Consummate the Closing	21
7.	Termination.		21
	7.1	Conditions of Termination	21
	7.2	Effect of Termination	22
8.	Miscellaneous Provisions.		22
	8.1	Survival	22
	8.2	Interpretation	22
	8.3	Notices	22
	8.4	Severability	23
	8.5	Governing Law; Jurisdiction; Waiver of Jury.	23
	8.6	Delays or Omissions; Waiver	24
	8.7	Specific Performance	24
	8.8	Fees; Expenses.	24
	8.9	Assignment	25
	8.10	No Third-Party Beneficiaries	25
	8.11	Counterparts	25
	8.12	Nature of Relationship	25
	8.13	No More Favorable Terms	26
	8.14	Entire Agreement; Amendments	26
	8.15	No Personal Liability of Directors, Officers, Owners, Etc	26
	8.16	Mutual Drafting	26

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is entered into as of December 2, 2024, by and between Nebius Group N.V., a public limited company (naamloze vennootschap) formed under the laws of the Netherlands, having its corporate seat in Amsterdam, its registered office at Schiphol Boulevard 165, 1118 BG Schiphol, the Netherlands, and registered with the trade register of the Chamber of Commerce under number 27265167 (the “Company”) and the entity listed in Schedule I attached to this Agreement (the “Investor”).

RECITALS

(Capitalised terms used in these Recitals that are not set out above are defined in Section 1 below).

WHEREAS, the Investor wishes to acquire, and the Company wishes to sell and deliver to the Investor, Class A ordinary shares of the Company (CUSIP N97284108), nominal value €0.01 per share (the “Class A Shares”), on the terms and subject to the conditions contained in this Agreement, in a transaction exempt from registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”);

WHEREAS, contemporaneously with the sale of the Subject Shares (as defined in Section 2.1(a) below), the parties hereto will execute and deliver the Investor Agreement, substantially in the form attached hereto as Exhibit A, pursuant to which, among other things, the Company will agree to provide certain registration rights in respect of the Subject Shares under the Securities Act; and

WHEREAS, certain other investors (excluding the Investor) (each, an “Other Investor”) are entering into separate share purchase agreements with the Company (each, an “Other Purchase Agreement”), pursuant to which the Other Investors have agreed or will agree to purchase Class A Shares (collectively with the Subject Shares to be purchased hereunder, the “PIPE Securities”) on the Closing Date at the same per share purchase price as the Investor;

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the Company and the Investor agree as follows:

1.            Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. For the purposes of this Agreement, in no event shall the Investor or any of its Affiliates be deemed Affiliates of the Company or any of its Affiliates, nor shall the Company or any of its Affiliates be deemed Affiliates of the Investor or any of its Affiliates.

“Agreement” shall have the meaning set forth in the preamble.

“Announcing Form 6-K” shall have the meaning set forth in Section 5.7.

“Anti-Money Laundering Laws” shall have the meaning set forth in Section 3.18.

“Bankruptcy and Equity Exception” shall have the meaning set forth in Section 3.2.

“Business Day” shall mean a day which is not a Saturday, a Sunday or a public holiday in Amsterdam, the Netherlands, or New York City, New York, the United States of America.

“Class A Shares” shall have the meaning set forth in the recitals.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning set forth in the preamble.

“Consent” shall have the meaning set forth in Section 3.6.

“control” (including the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of share capital, capital stock or other equity securities, by contract or otherwise. Without limiting the generality of the foregoing, a Person shall be deemed to control another Person if any of the following conditions is met: (i) in the case of corporate entities, direct or indirect ownership of more than fifty percent (50%) of the shares having the right to vote for the election of directors, and (ii) in the case of non-corporate entities, direct or indirect ownership of more than fifty percent (50%) of the equity interest with the power to direct the management and policies of such non-corporate entities.

“Disposition” shall have the meaning set forth in Section 3.7(c).

“DTC” shall have the meaning set forth in Section 5.5(a).

“Environmental Laws” shall have the meaning set forth in Section 3.14.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“GAAP” shall mean U.S. generally accepted accounting principles.

“Governmental Entity” means any national, supranational, federal, regional, state, municipal or local government, or governmental, administrative, fiscal, judicial or government-owned body, department, commission, authority, court, tribunal, agency or entity, or central bank or other competent authority, or any municipal, local governmental entity or authority, or any department, commission, board, bureau, agency, court or instrumentality, subdivision or other municipal or local authority thereof that is exercising any regulatory, customs, taxing or importing, or other local governmental authority acting on behalf of the government in compliance with the rights granted thereto under applicable Law and binding on the person in question.

“Indemnified Persons” shall have the meaning set forth in Section 5.4(a).

“Investor” shall have the meaning set forth in the preamble.

“Investor Adverse Effect” shall have the meaning set forth in the Section 4.3.

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“Investor Agreement” shall mean that certain agreement, substantially in the form attached hereto as Exhibit A, by and between the Company and the Investor.

“Law” shall mean any applicable law, statute, code, ordinance, rule, regulation, or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

“Lien” shall mean any lien, charge, pledge, security interest, claim or other encumbrance.

“Material Adverse Effect” means any change, event, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to, and are continuing as of, the date of determination of the occurrence of the Material Adverse Effect, has a material adverse effect on (i) the business, properties, management, financial position, shareholders’ equity, results of operations or prospects of the Company and its subsidiaries taken as a whole, (ii) the ability of the Company to perform its obligations under this Agreement, including the issuance and sale of the Subject Shares and the transactions contemplated hereby, or to consummate the transactions contemplated by the Investor Agreement or (iii) the legality, validity or enforceability of this Agreement, the Investor Agreement and any other agreements executed in connection with the transactions contemplated hereby.

“Nasdaq” shall mean The Nasdaq Global Select Market (or its successor).

“OFAC” shall have the meaning set forth in Section 3.19.

“Organizational Documents” shall mean, as applicable, an entity’s agreement or certificate of limited partnership, limited liability company agreement, certificate of formation, certificate or articles of incorporation, articles of association, bylaws, charter or other similar organizational documents.

“Other Investor” shall have the meaning set forth in the recitals, and “Other Investors” shall be construed accordingly.

“Other Purchase Agreement” shall have the meaning set forth in the recitals, and “Other Purchase Agreements” shall be construed accordingly.

“Per Share Price” shall mean a purchase price per Class A Share of USD 21.00.

“Person” shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government, any agency or political subdivisions thereof or other “Person” as contemplated by Section 13(d) of the Exchange Act.

“PFIC” shall have the meaning set forth in Section 3.37.

“PIPE Securities” shall have the meaning set forth in the recitals.

“Placement Agent” shall mean Goldman Sachs Bank Europe SE and its affiliates as placement agent in connection with the purchase of Class A Shares pursuant to this Agreement. Unless the context otherwise requires, references to the Placement Agent shall be deemed to include the Placement Agent’s affiliates together with its and its affiliates’ respective officers, control persons, officers, directors, members, partners, agents, employees, representatives, legal advisers and assigns.

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“Pro Forma Financial Information” shall have the meaning set forth in Section 3.7(c).

“Reanda Netherlands” shall have the meaning set forth in Section 3.36.

“Registrable Securities” shall have the meaning given to such term in the Investor Agreement.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person’s and each such Affiliate’s respective directors, officers, employees, managers, trustees, principals, shareholders, members, general or limited partners, agents and other representatives.

“Sanctioned Jurisdiction” shall have the meaning set forth in Section 3.19.

“Sanctions” shall have the meaning set forth in Section 3.19.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Reports” shall mean each of the documents filed by the Company with the SEC since January 1, 2024.

“Securities Act” shall have the meaning set forth in the recitals.

“Subject Shares” shall have the meaning set forth in Section 2.1(a).

“Subsidiary” shall mean all of the Company’s “significant subsidiaries” as defined in Rule 1.02 of Regulation S-X promulgated under the Securities Act.

“Tax” or “Taxes” shall mean any and all taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto) imposed by any Governmental Entity, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and any ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs or duties.

“U.S.” shall mean the United States of America.

“USD” or “$” means the lawful currency of the United States of America.

2.            Purchase of Class A Shares.

2.1            Purchase of Class A Shares.

(a)            Upon the terms and subject to the conditions set forth herein, at the Closing the Company agrees to sell, with full title guarantee and free and clear of any encumbrances, and the Investor agrees to purchase the number of Class A Shares set forth opposite the Investor’s name on Schedule I hereto under the heading “Number of Shares Purchased” (the “Subject Shares”) at the Per Share Price.

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(b)           At or prior to the Closing, the Investor shall pay the purchase price set forth opposite the Investor’s name on the Schedule I attached hereto under the column headed “Purchase Price” by wire transfer of immediately available funds in accordance with wire instructions provided in writing by the Company to the Investor at least five (5) Business Days prior to the Closing Date. On or before the Closing, the Company will instruct its transfer agent to make book-entry notations representing the Subject Shares, against delivery of the amount set forth opposite each the Investor’s name on Schedule I attached hereto under the column headed “Number of Shares Purchased”. In the event of the termination of this Agreement in accordance with the terms hereof, any payment by the Investor hereunder will be immediately returned by the Company to the Investor by wire transfer in immediately available funds to the account specified by the Investor.

2.2            Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place remotely via the exchange of documents and signatures, on the fifth Business Day following the date hereof (the date on which the Closing occurs, the “Closing Date”).

2.3            Company Deliverables. Subject to the terms and conditions hereof, the Company shall deliver, or cause to be delivered, to the Investor and (solely with respect to (b) and (c) below) the Placement Agent:

prior to the Closing:

(a)            a duly executed counterpart of the Investor Agreement;

(b)            a certificate, dated as of the Closing Date and signed by an executive director of the Company, in his capacity as such, (i) stating that the Company has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by the Company on or prior to the Closing Date and (ii) certifying that the conditions set forth in Section 6.2(b) hereof have been satisfied;

(c)            opinions in customary form addressed to the Investor and, if applicable, the Placement Agent from each of: (i) Morgan, Lewis & Bockius LLP, legal advisers to the Company, as to U.S. federal securities laws; and (ii) DLA Piper Nederland N.V., legal advisers to the Company, as to Dutch law, in customary form and substance to be reasonably agreed upon with the Placement Agent and addressing such legal matters as the Placement Agent, the Investor and the Company reasonably agree;

(d)           a copy of the irrevocable instructions to the Company’s transfer agent instructing the transfer agent to issue to the Investor book-entry notations representing the Subject Shares; and

at the Closing:

(e)            a book-entry statement from the Company’s transfer agent to the Investor evidencing the transfer of the number of Subject Shares set forth opposite the Investor’s name on Schedule I hereof under the column headed “Number of Shares Purchased”, registered in the name of the Investor as set forth on the Investor’s signature page hereto or its nominee in accordance with the Investor’s delivery instructions, free and clear of any liens or other restrictions (other than those arising under state and federal securities laws).

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2.4            Investor Deliverables. Subject to the terms and conditions hereof, the Investor shall deliver, or cause to be delivered, to the Company:

prior to the Closing:

(a)            a duly executed counterpart of the Investor Agreement; and

at the Closing:

(b)            payment to the Company of the amount set forth opposite the Investor’s name on Schedule I hereof under the column headed “Purchase Price” by wire transfer of immediately available funds to an account designated by the Company (which the Company shall designate in writing at least five (5) Business Days prior to the Closing Date); and

(c)            a cross-receipt executed by the Investor and delivered to the Company (in a form to be provided by the Company) certifying that it has received the Subject Shares set forth opposite the Investor’s name on Schedule I hereof under the column headed “Number of Shares Purchased”.

3.            Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor and the Placement Agent that, except as otherwise described in any SEC Report, the following representations and warranties are true and complete as of the date hereof:

3.1            Organization and Power. The Company and each of its Subsidiaries have been duly organized and are validly existing under the Laws of their respective jurisdictions of organization, are duly qualified to do business in each jurisdiction in which their respective ownership or lease of property or the conduct of their respective businesses requires such qualification, and have all power and authority necessary to own or hold their respective properties and to conduct the businesses as currently conducted and as proposed to be conducted in which they are engaged, except where the failure to be so qualified or have such power or authority would not, individually or in the aggregate, have or could reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary is in violation or default of any of the provisions of its respective constituent documents. The Company owns, directly or indirectly, all of the share capital or other equity interests (other than minority holdings of shares or equity awards, in each case held by members of management of the relevant subsidiary pursuant to the Company’s equity incentive programs) of each Subsidiary free and clear of any Liens, and all of the issued and outstanding share capital of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

3.2            Authorization. The Company has full right, power and authority to execute and deliver this Agreement and the Investor Agreement and to perform its obligations hereunder, including the sale of the Subject Shares, and thereunder and all action required to be taken for the due and proper authorization, execution and delivery by it of this Agreement and the due and proper authorization of the consummation by it of the transactions contemplated hereby and thereby has been duly and validly taken and, assuming due execution and delivery by the Investor, each of this Agreement and the Investor Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). Each of this Agreement and the Investor Agreement has been duly authorized, executed and delivered by the Company.

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3.3            Valid Issuance and Transfer. The Subject Shares have been duly authorized, validly issued and fully paid and will be delivered free and clear of any Lien or restriction on transfer (other than those provided in this Agreement or in the Investor Agreement), and the transfer of the Subject Shares will not be subject to any preemptive or similar rights.

3.4            Capitalization. The Company has (i) 500,000,000 duly authorized Class A Shares, of which 326,342,270 are fully paid and issued (of which 159,919,860 are held in treasury); (ii) 37,138,658 duly authorized class B shares, of which 35,698,674 are fully paid and issued; and (iii) 37,748,658 duly authorized class C shares, none of which is issued; all the outstanding shares in the capital of the Company have been duly and validly authorized and issued and are fully paid; there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any shares in the capital of, or other equity interest in, the Company, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any shares in the capital of the Company, any such convertible or exchangeable securities or any such rights, warrants or options, except in each case as disclosed in the SEC Reports or pursuant to the Company’s equity incentive plans disclosed in the SEC Reports. There are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the PIPE Securities.

3.5            No Conflict. The sale of the Subject Shares, the execution, delivery and performance by the Company of this Agreement and the Investor Agreement, and the consummation of the transactions contemplated by this Agreement and the Investor Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (ii) conflict with or result in any violation of the provisions of the constituent documents of the Company or any of its Subsidiaries or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority.

3.6            Consents. No consent, approval, authorization, order, registration or qualification of or with (any of the foregoing being a “Consent”), any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of this Agreement and the Investor Agreement, the sale of the Subject Shares and the consummation of the transactions contemplated by this Agreement and the Investor Agreement, except for such consents, approvals, authorizations, orders and registrations or qualifications as may have been obtained under the Securities Act and such as may be required under applicable state securities laws in connection with the sale of Subject Shares.

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3.7            SEC Reports; Financial Statements.

(a)            The Company has filed all SEC Reports required to be filed with the SEC on a timely basis or has received or obtained a valid extension of such time of filing and has filed such SEC Reports prior to the expiration of any such extension. Each of the SEC Reports, as of its respective filing date, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such SEC Report, and, except to the extent that information contained in any SEC Report has been revised or superseded by a later filed SEC Report filed and publicly available prior to the date of this Agreement, none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from the SEC staff with respect to the SEC Reports. To the Company’s knowledge, none of the SEC Reports are the subject of an ongoing SEC review. The Company represents that, as of the date hereof, no material event or circumstance has occurred, which would be required to be publicly disclosed or announced on a Report of Foreign Private Issuer on Form 6-K, either as of the date hereof or solely with the passage of time by the Company but which has not been so publicly announced or disclosed.

(b)            The consolidated financial statements and the related notes thereto of the Company and its consolidated Subsidiaries included or incorporated by reference in the SEC Reports present fairly in all material respects the financial position of the Company and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified (subject to the Pro Forma Financial Information, as defined in (c) below). Such consolidated financial statements have been prepared in conformity with GAAP applied on a consistent basis throughout the periods covered thereby (other than, in the case of unaudited consolidated financial statements, for the omission of notes).

(c)            On February 4, 2024, the Company entered into a definitive agreement with a purchaser consortium to sell all of its businesses in Russia and certain other international markets (the “Disposition”). Unaudited pro forma condensed consolidated financial information of the Company giving effect to the Disposition was furnished on a Form 6-K dated May 23, 2024 (the “Pro Forma Financial Information”). The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2023, 2022, and 2021 set out therein give effect to the Disposition as if it had occurred on January 1, 2021. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2023 set out therein gives effect to the Disposition as if it had occurred on December 31, 2023.

3.8            Litigation. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company or any of its Subsidiaries is, or to the knowledge of the Company (and for the purpose of this Section 3, the knowledge of the Company shall be deemed to include the knowledge of the Company’s executive directors, after due inquiry), may be a party or to which any property of the Company or any of its Subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect. No such investigations, actions, suits or proceedings are, to the knowledge of the Company, threatened or contemplated by any governmental or regulatory authority or threatened by others.

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3.9            Title to Properties. The Company and its Subsidiaries have good and marketable title in fee simple (in the case of real property) to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries or (ii) could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

3.10          Intellectual Property. The Company and its Subsidiaries own or possess all material patents, patent rights, licenses, inventions, copyrights and related rights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them that would be material in the context of the business of the Company and its Subsidiaries, taken as a whole, and neither the Company nor any of its Subsidiaries has received any notice or claim of infringement or misappropriation of or conflict with asserted rights of others with respect to any of the foregoing, and neither the Company nor any of its Subsidiaries has received notice of, or is aware of facts that would form a reasonable basis for, any such notice or claims, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

3.11          No Undisclosed Relationships. To the Company’s knowledge, no relationship, direct or indirect, exists between or among the Company or any of its Subsidiaries, on the one hand, and the directors, officers, shareholders, customers or suppliers of the Company or any of its Subsidiaries, on the other, that is required by the Securities Act to be described in a registration statement to be filed with the SEC and that is not so described in the SEC Reports.

3.12          Permits. The Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses, except where the failure to possess or make the same would not or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received notice of any revocation or modification of any such license, certificate, permit or authorization or has any reason to believe that any such license, certificate, permit or authorization will not be renewed in the ordinary course.

3.13          No Labor Disputes. No labor disturbance by or dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened, except as would not, individually or in the aggregate, have a Material Adverse Effect.

3.14          Environmental Compliance. The Company and its Subsidiaries (x) are in compliance with any and all applicable federal, state, local and foreign Laws, rules and regulations, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”) and (y) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, except in the case of each of (x) and (y) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability as would not or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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3.15          Taxes. The Company and each Subsidiary has filed with all appropriate taxing authorities, all income, profit, franchise or other Tax returns required to be filed through the date hereof, save for any filings the failure to file which would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect; and no Tax deficiency has been determined adversely to the Company or any Subsidiary which has had (nor does the Company or any Subsidiary have any knowledge of any Tax deficiency which, if determined adversely to the Company or any Subsidiary, might individually or in the aggregate reasonably be expected to have) a Material Adverse Effect.

3.16          Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and its Subsidiaries are engaged, each in an amount sufficient to conduct the Company’s and its Subsidiaries’ current business as described in the SEC Reports. Neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

3.17          No Unlawful Payments. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any Affiliate or Representative of the Company or of any of its Subsidiaries, has taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage relating to the Company or any of its Subsidiaries or any of their respective businesses; the Company and each of its Subsidiaries conducts their businesses in compliance with applicable anti-corruption laws and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws. Neither the Company nor any of its Subsidiaries will use, directly or knowingly indirectly, the proceeds of this offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of Anti-Money Laundering Laws or any applicable requirements or restrictions imposed by OFAC (as defined below).

3.18          Compliance with Anti-Money Laundering Laws. The operations of the Company and its Subsidiaries are and, to the knowledge of the Company, have been conducted within the past five (5) years in compliance with applicable financial recordkeeping and reporting requirements, including, to the extent applicable, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

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3.19          No Conflicts with Sanctions Laws. None of the Company or any of its Subsidiaries nor, to the Company’s knowledge, any Affiliate or Representative of the Company or of any of its Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, or the U.K. Government (including, without limitation, the Office of Financial Sanctions Implementation) (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized, resident or doing business in a country, region or territory that is the subject or the target of country or region-wide Sanctions, including, without limitation, the Russian Federation, Belarus, Crimea (including Sevastopol), Kherson, and Zaporizhzhia regions of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria (each a “Sanctioned Jurisdiction”). Further, none of the Company or any of its Subsidiaries nor, to the Company’s knowledge, any Affiliate or Representative of the Company or of any of its Subsidiaries, is (i) directly or indirectly controlled by or owned 50% or more in the aggregate by one or more persons or entities that is the subject or target of Sanctions; or (ii) acting on behalf of any individuals or entities operationally based or domiciled in a Sanctioned Jurisdiction, or the government of a Sanctioned Jurisdiction. The Company, each of its Subsidiaries and, to the knowledge of the Company, each of their respective employees, agents, Representatives or Affiliates have not engaged in, and are not now engaged in, any dealings or transactions in such relevant capacity in violation of Sanctions. Neither the Company nor any of its Subsidiaries are currently planning to do business in Russia or any other Sanctioned Jurisdiction, or with any person or entity that is the target of Sanctions or directly or indirectly controlled by or owned 50% or more in the aggregate by one or more persons or entities that is the subject or target of Sanctions. The Company and each of its Subsidiaries have instituted and maintained policies and procedures designed to promote and ensure compliance with applicable Sanctions.

3.20          Export Control Laws. Since July 12, 2024, the Company has conducted all export transactions in accordance with applicable export control Laws and regulations. Without limiting the foregoing: (a) the Company has obtained all export licenses and other approvals, timely filed all required filings and has assigned the appropriate export classifications to all products, in each case as required for its exports of products, software and technologies from the United States and any other applicable jurisdiction; (b) the Company is in compliance with the terms of all applicable export licenses, classifications, filing requirements or other approvals; (c) to the Company’s knowledge, there are no pending or threatened claims against the Company with respect to such exports, classifications, required filings or other approvals; (d) to the Company’s knowledge, there are no pending investigations related to the Company’s exports; and (e) there are no actions, conditions, or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any material future claims.

3.21          No Integration. Neither the Company nor any Subsidiary has, directly or through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act), that is or will be integrated with the sale of the Subject Shares in a manner that would require registration of the Subject Shares under the Securities Act.

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3.22          General Solicitation; No Integration or Aggregation. Neither the Company nor any other person or entity authorized by the Company to act on its behalf has engaged in a general solicitation or general advertising (within the meaning of Regulation D or Regulation S of the Securities Act) of investors with respect to offers or sales of the Subject Shares pursuant to this Agreement. The Company has not, directly or indirectly, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any security (as defined in the Securities Act) which, to its knowledge, is or will be (a) integrated with the Subject Shares sold pursuant to this Agreement for purposes of the Securities Act or (b) aggregated with prior offerings by the Company for the purposes of the rules and regulations of Nasdaq.

3.23          Absence of Certain Changes. Since December 31, 2023: (i) the Company and its Subsidiaries have not incurred any material liability or obligation, direct or contingent, nor entered into any transaction that would be material in the context of the business of the Company and its Subsidiaries, taken as a whole; (ii) the Company has not purchased any of its outstanding share capital, nor declared, paid or otherwise made any dividend or distribution of any kind on its share capital other than ordinary and customary dividends; (iii) there has not been any material change in the share capital, short-term debt or long-term debt of the Company and its subsidiaries taken as a whole; and (iv) there has been no event, occurrence or development that has had or would reasonably be expected to result in a Material Adverse Effect.

3.24          No Defaults. Neither the Company nor any of its Subsidiaries is (i) in material violation of its Organizational Documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject; or (iii) in violation of any Law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of (ii) and (iii) above, for any such default or violation that would not or could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

3.25          Nasdaq. The Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on Nasdaq, and there is no action pending by the Company or any other Person to terminate the registration of the Class A Shares under the Exchange Act or to delist the Class A Shares from Nasdaq, nor has the Company received any written notification that the SEC or Nasdaq is currently contemplating terminating such registration or listing. The Company is in compliance with applicable Nasdaq continued listing requirements.

3.26          Private Placement. Assuming the accuracy of the Investor’s representations and warranties set forth in Section 4, no registration under the Securities Act is required for the offer and sale of the Subject Shares by the Company to the Investor as contemplated hereby. The issuance and sale of the Subject Shares hereunder does not contravene the rules and regulations of Nasdaq or the SEC.

3.27          Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

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3.28          Accounting Controls. The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that (i) complies with the applicable requirements of the Exchange Act, (ii) has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and (iii) is sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and except as set forth or contemplated in the SEC Reports, the Company’s internal control over financial reporting is effective and the Company is not aware of any material weaknesses in its internal control over financial reporting.

3.29          Investment Company. The Company is not required to be registered as, and immediately following the Closing will not be required to register as, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3.30          Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i)(1) of the Securities Act and is not an “ineligible issuer” as defined in the Securities Act.

3.31          MNPI. Neither the Company nor any Person acting on its behalf has provided the Investor or its agents or counsel with any information that constitutes or would reasonably be expected to constitute material non-public information concerning the Company or its Subsidiaries other than with respect to the transactions contemplated hereby, which will be disclosed in the Announcing Form 6-K.

3.32          Disclosures. Subject to following sentence, all of the disclosure furnished by or on behalf of the Company in writing to the Investor regarding the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Any business plans or forecasts furnished in writing by or on behalf of the Company were prepared by the Company in good faith; however, the Company does not warrant that it will achieve any results projected in any such plans or forecasts.

3.33          Manipulation of Price. The Company has not taken, and, to the Company’s knowledge, no Person acting on its behalf has taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Subject Shares.

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3.34          FPI. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.

3.35          No Immunity. None of the Company, its subsidiaries, and any of their properties, assets or revenues is entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from any other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of the Company in this Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement is valid and binding under the laws of the Netherlands;

3.36          Auditor Independence. Reanda Audit & Assurance B.V. (“Reanda Netherlands”), an independent registered public accounting firm, was appointed by the Annual General Meeting of Shareholders held on August 15, 2024, as an auditor of the Company’s consolidated financial statements to be prepared under U.S. GAAP and statutory accounts to be prepared under IFRS for the 2024 financial year. Reanda Netherlands is in compliance with PCAOB Rule 3520 and meets the auditor independence requirements set forth in Rule 2-01 of Regulation S-X under the Exchange Act.

3.37          PFIC and CFC. As of December 31, 2023, the Company was not a “passive foreign investment company,” as such term is defined in the Code (“PFIC”), and immediately after the offering and sale of the Subject Shares, less than 50% of the Company’s assets will be classified as assets that produce, or are held for the production of, passive income for the purpose of Section 1297 of the Code and the rules, regulations and administrative pronouncements relating thereto, including cash. If the Company determines it is a PFIC, then for so long as the Company is a PFIC upon the request of any Investor at any time and from time to time, the Company will promptly provide the information necessary for such Investor to make a Qualified Electing Fund (QEF) Election with respect to the Company and will cause each direct and indirect Subsidiary that the Company controls that is a PFIC to provide such information with respect to such Subsidiary. Neither the Company nor any Subsidiary is, and, after giving effect to the offering and sale of the Subject Shares, none of them will be, a “controlled foreign corporation” as defined by the Code.

3.38          No Other Representations and Warranties. Except for the representations and warranties contained in Section 3 and any schedules or certificates delivered in connection herewith, the Company makes no other representation or warranty, express or implied, written or oral, and hereby, to the maximum extent permitted by applicable Law, disclaims any such representation or warranty, whether by the Company or any other Person, with respect to the Company or with respect to any other information (including, without limitation, pro forma financial information, financial projections or other forward-looking statements) provided to or made available to the Investor or its Representatives in connection with the transactions contemplated hereby.

4.            Representations and Warranties of the Investor. The Investor represents and warrants to the Company and the Placement Agent as of the date hereof and the Closing Date:

4.1            Organization. The Investor is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.

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4.2            Authorization. The Investor has all requisite corporate or similar power and authority to enter into this Agreement and to carry out and perform its obligations hereunder and thereunder. All corporate, member or partnership action on the part of the Investor or its stockholders, members or partners necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the other transactions contemplated herein has been taken. The signature of the Investor on this Agreement is genuine and the signatory has been duly authorized to execute the same on behalf of the Investor. This Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited or otherwise affected by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and/or similar laws relating to or affecting the rights of creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3            No Conflict. The execution, delivery and performance of this Agreement and the Investor Agreement by the Investor, the purchase of the Subject Shares in accordance with this Agreement, and the consummation of the other transactions contemplated hereby and thereby do not and will not, (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any Lien, charge or encumbrance upon any property or assets of the Investor or any of its subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Investor or any of its subsidiaries is a party or by which the Investor or any of its subsidiaries is bound or to which any of the property or assets of the Investor or any of its subsidiaries is subject; (ii) result in any violation of the provisions of the charter or by-laws or similar constitutive or Organizational Documents of the Investor or any of its subsidiaries; or (iii) result in the violation of any Law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of (i) and (iii), as would not, individually or in the aggregate, reasonably be expected to materially delay or hinder the ability of the Investor to perform its obligations under this Agreement (an “Investor Adverse Effect”).

4.4            Consents. No Consent of any court or arbitrator or governmental or regulatory authority is required to be obtained by it or on its behalf for the execution, delivery and performance by the Investor in connection with: (i) the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby; or (ii) the purchase of the Subject Shares in accordance with this Agreement, except for such Consents, approvals, authorizations, orders and registrations or qualifications as may have been obtained under the Securities Act and such as may be required under applicable state securities laws in connection with the purchase of the Subject Shares and such Consents the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have an Investor Adverse Effect.

4.5            Brokers. The Investor has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement whose fees the Company could be required to pay.

4.6            Purchase Entirely for Own Account. The Investor is acquiring the Subject Shares for its own account solely for the purpose of investment, not as nominee or agent, and not with a view to, or for sale in connection with, any distribution of the Subject Shares in violation of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same, in violation of the Securities Act. The Investor has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Subject Shares.

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4.7            Information. The Investor is a sophisticated institutional investor and has such knowledge and experience in financial and business matters, and in investing in private placement securities, as to be capable of evaluating the merits and risks of purchasing the Subject Shares. The Investor and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Subject Shares that have been requested by it. The Investor and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by the Investor or its advisors, if any, or its Representatives shall modify, amend or affect the Investor’s right to rely on the Company’s representations and warranties contained herein. The Investor understands that its investment in the Subject Shares involves a high degree of risk and has independently made its own analysis and decision to purchase the applicable Subject Shares. The Investor has sought such accounting, legal and Tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Subject Shares.

4.8            Investment Representations and Warranties. The Investor, if an entity, is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), an institutional “accredited investor” as that term is defined in Rule 501(a)(1), (2), (3), (7), or (9) under Regulation D promulgated pursuant to the Securities Act or an “institutional account” as defined in FINRA Rule 4512(c). The Investor: (i) is capable of evaluating the merits and risk of such investment; and (ii) has not been organized for the purpose of acquiring the Subject Shares. The Investor understands and agrees that: (x) the offering and sale of the Subject Shares has not been registered under the Securities Act or any applicable state securities laws and is being made in reliance upon an exemption from the registration requirements of the Securities Act in transactions not involving any public offering, which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor’s representations as expressed herein; and (y) the Subject Shares have not been registered under the Securities Act and may not be transferred, sold, offered for sale, pledged or hypothecated in the absence of (A) an effective registration statement under the Securities Act and (B) an exemption or qualification under applicable state securities laws.

4.9            Sufficient Funds. The Investor has, and at Closing will have, the necessary cash resources, or has obtained financing commitments, sufficient to meet its obligations under this Agreement.

4.10          Placement Agent. The Investor understands that the Placement Agent (i) is acting solely in its role as placement agent for the Company and no other person in relation to the acquisition of the Subject Shares, and in particular, is not providing any service to the Investor or making any recommendations to the Investor, (ii) is not acting as an underwriter, initial purchaser, dealer or in any other similar role and shall in no event be obligated to underwrite the acquisition of the Subject Shares or to purchase any of the Subject Shares for its own account or the account of its customers, (iii) will not be responsible to the Investor in relation to the acquisition of the Subject Shares or any of the matters referred to in this Agreement, (iv) has not provided the Investor with any legal, business, Tax or other advice in connection with the acquisition of the Subject Shares, and (v) has not and will not be advising the Investor regarding the suitability of any transactions the Investor may enter into in respect of the Subject Shares nor providing advice to the Investor or acting as their financial advisor or fiduciary in relation to the Company, the acquisition or the Subject Shares. The Investor further understands that the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character, and the Placement Agent will have no responsibility with respect to (x) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (y) the financial condition, business or any other matter concerning the Company or the transactions contemplated hereby. The Investor understands that any liability to the Investor or any other party is expressly disclaimed and that the Placement Agent shall not be liable to the Investor for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the Investor’s purchase of the Subject Shares.

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4.11          Placement Agent Relationships. The Investor understands that the Placement Agent and any of its affiliates may currently or in the future own securities issued by, or have business relationships (including, among others, lending, depository, risk management, advisory and banking relationships) with the Company and its affiliates, and that the Placement Agent or any of its affiliates will manage such positions and business relationships as it determines to be in its best interests, without regard to the interests of the holders of the Class A Shares (including the Investor).

5.            Covenants.

5.1            Confidentiality. The Investor covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company pursuant to the Announcing Form 6-K, such Investor will maintain the confidentiality of the existence and terms of this transaction and the information provided in connection therewith; provided, however, that any disclosure may be made by the Investor to such Investor’s representatives or agents, including, but not limited to, the Investor’s legal, tax and investment advisors.

5.2            Nasdaq Matters. Prior to the Closing Date, the Company shall comply in all material respects with all listing, reporting, filing, and other obligations under the rules of Nasdaq. After the Closing Date, the Company will use commercially reasonable efforts to continue the listing and trading of its Class A Shares on Nasdaq and, in accordance therewith, will use commercially reasonable efforts to comply in all material respects with all listing, reporting, filing, and other obligations under the rules of Nasdaq.

5.3            Securities Act Compliance. The Investor shall not transfer, sell, offer for sale, pledge or hypothecate the Subject Shares in violation of applicable securities laws.

5.4            Indemnification.

(a)            The Company agrees to indemnify and hold harmless the Investor and its Affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Indemnified Persons”), from and against any and all losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements and other documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding, pending or threatened and the costs of enforcement thereof) to which such Indemnified Person may become subject as a result of any breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company under this Agreement and will reimburse any such Indemnified Person for all such amounts as they are incurred by such Indemnified Person solely to the extent such amounts have been finally judicially determined not to have resulted from such Indemnified Person’s fraud or willful misconduct.

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(b)            Any person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (a) the indemnifying party has agreed in writing to pay such fees or expenses, (b) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (c) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

5.5            Legends; Removal of Legend:

(a)            The Investor understands that the book-entry account evidencing the Class A Shares may bear one or all of the following legends (or substantially similar legends):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF APPLICABLE STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

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(b)            The legend described in Section 5.5(a) of this Agreement shall be removed and the Company shall promptly (and in any event within two (2) trading days) issue a certificate free from all restrictive and other legends to each holder by electronic delivery at the applicable balance account at The Depository Trust Company (“DTC”), if (i) such Registrable Securities are registered for resale under the Securities Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with customary representations and the Company provides the transfer agent an opinion of counsel to the effect that such sale, assignment or transfer of the Registrable Securities may be made without registration under the applicable requirements of the Securities Act, or (iii) the Registrable Securities can be sold, assigned or transferred pursuant to Rule 144.

Subject to receipt by the Company of customary representations and other documentation reasonably acceptable to the Company in connection therewith (which shall not include a legal opinion), upon the earlier of such time as the Class A Shares, as applicable, (i) have been sold or transferred pursuant to an effective registration statement, (ii) have been sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision (without the requirement for the Company to comply with the current public information obligations of Rule 144(c)), the Company shall within one (1) trading day of any request therefor from an Investor accompanied by such customary and reasonably acceptable documentation referred to above, instruct its transfer agent to the effect the removal of such legends.

The Company shall be responsible for the fees of its transfer agent and all DTC fees associated with such issuance, including any other costs related to the Company’s obligations under this Section 5.5(b), provided that, for the avoidance of doubt, each holder shall be responsible for its fees associated with such issuance, including the preparation of any documents or certificates (including outside counsel fees).

5.6            Pre-Closing Conduct. Prior to Closing, the Company and its Subsidiaries shall not announce or close any transactions or announce any changes to their business that would reasonably be expected (when announced or disclosed) to materially affect the trading market price of the Class A Shares of the Company, other than as may be described or disclosed in an appropriate filing with the SEC.

5.7            Filings. At or prior to 9:00 a.m. (New York City time) on the first Business Day following the date of this Agreement, the Company shall file with the SEC a Form 6-K announcing and describing the material terms of the transaction and the transaction documents (the “Announcing Form 6-K”). The Investor acknowledges and agrees that partially redacted versions of this Agreement and the Investor Agreement will be attached as exhibits to a Report of Foreign Private Issuer on Form 6-K filed by the Company within four (4) Business Days following Closing (the “Closing Form 6-K”). Prior to filing such Announcing Form 6-K and Closing Form 6-K, the Investor shall have an opportunity to provide, and the Company shall reasonably consider, proposed redactions of specific information in respect of the Investor set forth in this Agreement and the Investor Agreement, including its name, address, notice details, and the details of any of its representatives (including their email addresses, names and other identifying or contact information). Notwithstanding the foregoing, except as may otherwise be agreed with the Investor, without the Investor’s prior written consent (email being sufficient), the Company shall not identify the Investor or its respective Affiliates by name or by identifiable description in any issuance of a press release, on its website, in any marketing materials or investor presentations, on social media channels, or in any SEC Reports (unless required by the rules and regulations of the SEC). Except as otherwise agreed with the Investor, from and after the issuance of such Announcing Form 6-K, the Company represents to the Investor that it shall have publicly disclosed all material, nonpublic information delivered to the Investor by the Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents in connection with the transactions contemplated by this Agreement and the transactions contemplated hereby. The Company understands and confirms that the Investor shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

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6.            Conditions Precedent.

6.1            Mutual Conditions of Closing. The obligations of the Company and the obligations of the Investor to consummate the transactions contemplated hereby are subject to the satisfaction, or written waiver from the Company and the Investor, of the following conditions precedent:

(a)            the purchase of and payment for the PIPE Securities by the Investor shall not be prohibited or enjoined by any law or governmental or court order or regulation; and

(b)            the sale and delivery of the Subject Shares shall be exempt from the requirement to file a prospectus or registration statement and there shall be no requirement to deliver an offering memorandum under applicable securities Law relating to the sale and delivery of the Subject Shares.

6.2            Conditions to the Obligation of the Investor to Consummate the Closing. The obligation of the Investor to consummate the transactions contemplated hereby at the Closing is subject to the satisfaction, or due waiver in writing by the Investor, of the following conditions precedent:

(a)            the Company shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date;

(b)            the representations and warranties of the Company contained in this Agreement (including Section 8.13) shall be true and correct in all material respects (other than those representations and warranties contained in Sections 3.1, 3.2, 3.3 and those representations and warranties that are qualified as to materiality or a Material Adverse Effect, which shall be true and correct in all respects) as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, which shall be true and correct in all respects as of such specified date);

(c)            the Company shall have filed with Nasdaq a Listing of Additional Shares notice form for the listing of the PIPE Securities and shall not have received any objection to such notice from Nasdaq;

(d)            the Company shall have executed and delivered the Investor Agreement;

(e)            the Company shall have delivered, or caused to be delivered, to the Investor at or prior to the Closing, as applicable, the Company’s closing deliverables described in Section 2.3 hereof;

(f)            the Company shall have furnished all required materials to its transfer agent to reflect the issuance of the Subject Shares at the Closing;

(g)            since the date of this Agreement, no event or series of events shall have occurred that has had or would reasonably be expected to have a Material Adverse Effect; and

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(h)            no stop order or suspension of trading shall have been imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Class A Shares. The Class A Shares shall be listed on Nasdaq and shall not have been suspended, as of the Closing Date, by the SEC or Nasdaq from trading thereon nor shall suspension by the SEC or Nasdaq have been threatened, as of the Closing Date, in writing by the SEC or Nasdaq.

6.3            Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the transactions contemplated hereby and sell and deliver the Subject Shares to the Investor at the Closing, is subject to the satisfaction, or due waiver in writing by the Company, of the following conditions precedent:

(a)            the Investor shall have performed and complied in all material respects with all of the covenants and agreements contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date;

(b)            the representations and warranties of the Investor contained in this Agreement shall be true and correct in all material respects (other than those representations and warranties contained in Sections 4.1, 4.2 and 4.5 which shall be true and correct in all respects) as of the Closing Date (except in the case of representations and warranties that are made as of a specified date, which shall be true and correct in all respects as of such specified date);

(c)            the Investor shall have executed and delivered the Investor Agreement; and

(d)            the Investor shall have delivered, or caused to be delivered, to the Company at or prior to the Closing, as applicable, the Investor’s closing deliverables described in Section 2.4 hereof.

7.            Termination.

7.1            Conditions of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated:

(a)            at any time before the Closing by mutual written consent of the Company and the Investor;

(b)            if, on the Closing Date, any of the conditions of Closing set forth in Section 6 have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver, or are not capable of being satisfied and, as a result thereof, the transactions contemplated by this Agreement will not be and are not consummated; or

(c)            at any time after the date that is five (5) Business Days after the date of this Agreement by either the Company, on the one hand, or the Investor, on the other hand, if the Closing shall not have occurred on or before such date, provided, however, that the right to terminate this Agreement pursuant to the preceding sub-paragraphs (b) or (c) of this Section 7.1 shall not be available to a party if the inability to satisfy any of the conditions to Closing was due primarily to the failure of such party to perform any of its obligations under this Agreement.

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7.2            Effect of Termination. In the event of any termination pursuant to Section 7.1, this Agreement shall become null and void and have no further effect, with no liability on the part of the Company or the Investor, or their respective Affiliates or Representatives, with respect to this Agreement, except (a) for the terms of this Section 7.2, Section 5.1 and Section 8, which shall survive the termination of this Agreement, and (b) that nothing in this Section 7.2 shall relieve any party hereto from liability or damages incurred or suffered by any other party resulting from any intentional (x) breach of any representation or warranty of such first party or (y) failure of such first party to perform a covenant hereof.

8.            Miscellaneous Provisions.

8.1            Survival. The representations and warranties set forth in Sections 3 and 4 of this Agreement shall survive the execution and delivery of this Agreement and the Closing. The covenants made in this Agreement shall survive the Closing indefinitely until fully performed in accordance with their terms and remain operative and in full force and effect in accordance with their terms regardless of acceptance of any of the Subject Shares and payment therefor and repayment, conversion or repurchase thereof. The Investor shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

8.2            Interpretation. The term “or” when used in this Agreement is not exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified. The headings in this Agreement are included for convenience of reference only and will not limit or otherwise affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, will be deemed to refer to the date set forth in the first paragraph of this Agreement. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. All matters to be agreed to by any party hereto must be agreed to in writing by such party unless otherwise indicated herein. Except as otherwise specified herein, references to agreements, policies, standards, guidelines or instruments, or to statutes or regulations, are to such agreements, policies, standards, guidelines or instruments, or statutes or regulations, as amended or supplemented from time to time (or to successors thereto). The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.3            Notices. All notices, requests, Consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (unless there is evidence that it was delivered earlier): (a) when delivered, if delivered personally; (b) five (5) Business Days after being sent via a reputable international courier service; or (c) at the time of sending if sent by e-mail, provided that receipt shall not occur if the sender receives an automated message that the e-mail has not been delivered to the recipient, in each case to the intended recipient as set forth below.

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If to the Company:

Schiphol Boulevard 165
Schiphol 1118 BG
Netherlands
Email:         legal-notices@nebius.com
Attn:          General Counsel

With a copy (which will not constitute notice) to:

Morgan, Lewis & Bockius UK LLP
Condor House, 5-10 St. Paul’s Churchyard
London EC4M 8AL United Kingdom
Email:     [insert email]
Attn: [insert name]

If to the Investor:

to the address set forth on Schedule I hereto.

8.4            Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.5            Governing Law; Jurisdiction; Waiver of Jury.

(a)            This Agreement and all matters relating hereto shall be governed by, and construed in accordance with, the laws of the State of New York without regard to choice of laws or conflicts of laws provisions thereof that would require the application of the laws of any other jurisdiction.

(b)            The Company and the Investor hereby irrevocably and unconditionally:

(i)            submits for itself and its property in any legal action or proceeding relating solely to this Agreement or the transactions contemplated hereby, to the general jurisdiction of the any state court or United States Federal court sitting in the City of New York in the State of New York;

(ii)          consents that any such action or proceeding may be brought in such courts, and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same to the extent permitted by applicable law;

(iii)         agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the party, as the case may be, at its address set forth in Section 8.3 or at such other address of which the other party shall have been notified pursuant thereto;

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(iv)         agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or shall limit the right to sue in any other jurisdiction for recognition and enforcement of any judgment or if jurisdiction in the courts referenced in the foregoing clause (i) are not available despite the intentions of the parties hereto;

(v)          agrees that final judgment in any such suit, action or proceeding brought in such a court may be enforced in the courts of any jurisdiction to which such party is subject by a suit upon such judgment, provided that service of process is effected upon such party in the manner specified herein or as otherwise permitted by law;

(vi)         agrees that to the extent that such party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process with respect to itself or its property, such party hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law; and

(vii)        IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING IN RELATION TO THIS AGREEMENT.

8.6            Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to a party upon any breach or default of another party under this Agreement shall impair any such right, power, or remedy of such party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement. Any agreement on the part of a party or parties hereto to any waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

8.7            Specific Performance. The parties hereto agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that irreparable damages for which money damages, even if available, may not be an adequate remedy, may occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties may be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled, at Law or in equity; and the parties hereto further agree to waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any such injunctive or other equitable relief.

8.8            Fees; Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring them, whether or not the transactions contemplated hereby and thereby are consummated.

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8.9            Assignment. The Investor may not assign its rights or obligations under this Agreement without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned), other than to the following Persons, to whom the Investor may, after Closing, assign its rights and/or transfer its obligations under this Agreement without the prior written consent of the Company: any Affiliate or any other investment funds or accounts managed or advised by the investment manager who acts on behalf of such Investor to whom the Investor may transfer its Subject Shares in accordance with the terms of the Investor Agreement and any Other Investor. The Company may not assign its rights or obligations under this Agreement without the prior written consent of the Investor. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and permitted assigns. Any purported assignment other than in compliance with the terms hereof shall be void ab initio. Any assignment and/or transfer of rights by the Investor under this Agreement following Closing to any Affiliate of the Investor shall enable such Affiliate to exercise such rights (including in respect of representations and warranties) as if such Affiliate were party to this Agreement as of the date hereof and acquired the Subject Shares directly from the Company at Closing.

8.10          No Third-Party Beneficiaries. Except as expressly described herein with respect to the Placement Agent, this Agreement does not create any rights, claims or benefits inuring to any Person that is not a party hereto nor create or establish any third party beneficiary hereto. Without limiting the foregoing, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto and the Placement Agent. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto and the Placement Agent may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.11          Counterparts. This Agreement may be executed and delivered (including by facsimile or electronic transmission) in any number of counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed an original, but all of which taken together shall constitute a single instrument.

8.12          Nature of Relationship. The Investor acknowledges and agrees that its relationship under this Agreement is purely contractual. Therefore, (i) this Agreement does not create a fiduciary relationship of any kind (partnership, agency, trust, employment or otherwise), nor (save as expressly provided herein) restrict or limit the activities of the parties in any way, (ii) no party is a representative or agent of any other party for any purpose whatsoever, and (iii) no party shall have any right, power or authority to make or enter into any commitments for or on behalf of any other party.

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8.13          No More Favorable Terms. Concurrently with the execution and delivery of this Agreement, the Company is entering into the Other Purchase Agreements providing for the sale of an aggregate of at least 33,333,334 PIPE Securities for an aggregate purchase price of at least $$700,000,014.00 (including the Subject Shares purchased and sold under this Agreement). The Company has not entered into any subscription agreement, purchase agreement, side letter or other agreement with any other investor in connection with such other investor’s direct or indirect investment in the Company, other than the Other Purchase Agreements and in respect of the provision of board observer rights or nomination of any person for membership to the board of directors of the Company. The Other Purchase Agreements reflect the same price per share and other terms with respect to the purchase of Class A Shares that are not more favorable to the Other Investors thereunder than the terms of this Agreement, other than terms particular to the regulatory requirements of such Other Investor or its affiliates or related funds. The Other Purchase Agreements have not been amended or modified in any material respect following the date of this Purchase Agreement.

8.14            Entire Agreement; Amendments. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (including the Investor Agreement), including the Exhibits hereto, constitute the entire agreement between the parties hereto respecting the subject matter hereof and supersede all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and the Investor. In addition, no amendment shall be made to an Other Purchase Agreement, and no consideration shall be offered or paid to any Other Investor to amend or consent to a waiver or modification of any provision of any of such Other Investor’s Other Purchase Agreement, unless the same amendment or consideration (other than the reimbursement of legal fees), as the case may be, also is offered to the Investor.

8.15            No Personal Liability of Directors, Officers, Owners, Etc. No director, officer, employee, incorporator, equity holder, managing member, member, general partner, limited partner, principal or other agent of the Investor or the Company shall have any liability for any obligations of the Investor or the Company, as applicable, under this Agreement or for any claim based on, in respect of, or by reason of, the respective obligations of the Investor or the Company, as applicable, under this Agreement. Each party hereby waives and releases all such liability. This waiver and release are a material inducement to each party’s entry into this Agreement.

8.16            Mutual Drafting. This Agreement is the joint product of the Investor and the Company, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of such parties and shall not be construed for or against any party hereto.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly appointed officers as of the date first above written.

COMPANY:

NEBIUS GROUP N.V.

By:
Name:
Title:

[Signature page to Share Purchase Agreement]

INVESTOR:

[Investor]

By:
Name:
Title:

[Signature page to Share Purchase Agreement]

SCHEDULE I

Name and Address and Notice Details	Number of Shares Purchased	Purchase Price
[Investor notice details]	[•]	[•]

Sch. 1-1

EXHIBIT A

FORM OF INVESTOR AGREEMENT

[attached]

Exh. A-1